Filed by NRG Energy, Inc.

Commission File No. 001-15891

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended

Subject Company:

GenOn Energy, Inc.

Commission File No. 001-16455

NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540

Date:	July 22, 2012

To:	All staff

From:	David Crane—President and Chief Executive Officer

Subject:	Combining with GenOn—Raising the bar in competitive energy

We just announced that we plan to combine with GenOn Energy, a 22,000 megawatt (MW) wholesale power generation company based in Houston. Many of you are familiar with GenOn as it is the product of the merger between RRI and Mirant.

It is with no exaggeration that I can say that this combination of our companies raises the bar to a new level in the competitive energy space and it creates a platform for us to become the first truly 21st century energy company.

The combination will create a strong foundation in the three premier competitive wholesale energy markets in the U.S.—the Gulf Coast, the East and the West Coast—with a combined portfolio that is second to none in terms of geographic, fuel, merit order and revenue diversity.

The deal will also, in one stroke, provide the generation foundation needed to expand NRG’s successful Texas wholesale-retail business model into the Northeast and other current and future deregulated retail electricity markets and for us to better serve national C&I customers as well.

The all-stock deal valued at $5.5 billion is expected to close by the first quarter of 2013. The combined company will be dual-headquartered in Princeton and Houston with Princeton being our financial/commercial headquarters and the Pavilions in Houston being our operational headquarters.

Please join me for an all-employee town hall/webcast on Monday at 2 p.m. ET to discuss this announcement and what it means for NRG. Joining me at the town hall will be Ed Muller, GenOn’s Chairman and CEO. Details on joining the call will be sent out by email tomorrow. We also want to continue the discussion moving forward, so if you have any questions, please email them to nrgcommunications@nrgenergy.com.

I look forward to hearing your thoughts on how we can work together to deliver on the tremendous potential of our combined company once the transaction is completed.

Forward Looking Statements

In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction.

Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness.

Additional information concerning other risk factors is contained in NRG’s and GenOn’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond NRG’s or GenOn’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and neither NRG nor GenOn undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, GenOn, the proposed transaction, the combined company or other matters and attributable to NRG or GenOn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NRG and GenOn will be submitted to the respective stockholders of NRG and GenOn for their consideration. NRG will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of NRG and GenOn

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that also constitutes a prospectus of NRG. NRG and GenOn will mail the joint proxy statement/prospectus to their respective stockholders. NRG and GenOn also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which NRG or GenOn may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GENON AND NRG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Employee FAQ

Please reference this FAQ for answers to general questions about today’s announcement, and send any other questions to nrgcommunications@nrgenergy.com.

1.              What’s the rationale behind this transaction?

This combination of companies raises the bar to a new level in the competitive energy space and it creates a platform for the new NRG to become the first truly 21st century energy company. The combination will create a strong foundation in the three premier competitive wholesale energy markets in the U.S.—the Gulf Coast, the East and the West—with a combined portfolio that is second to none in terms of geographic, fuel, merit order and revenue diversity.

The deal will also, in one stroke, provide the generation foundation needed to expand NRG’s successful Texas wholesale-retail business model into the Northeast and other competitive electricity markets and for the company to better serve national C&I customers.

Expected transactional benefits of at least $300 million per year will be realized from $200 million per year of cost and operational efficiency synergies as well as $100 million per year in improved balance sheet efficiencies by 2014, the first full year of combined operations, which translates into a significant increase in shareholder value.

2.              What will the combined company look like?

The company will be the largest competitive generator in the country with about 47,000 MW offered via a broad range of generation assets and fuel sources. The new NRG will continue to be a different kind of energy company—the largest developer of solar power in the country and operator of eVgo, the nation’s first privately funded network of publically available electric vehicle charging infrastructure. The company will employ about 8,000 and serve the three premier competitive energy markets in the U.S. The combined company will retain the NRG name, have financial and commercial headquarters in Princeton, N.J., and operational headquarters in Houston.

3.              Will this combination change NRG’s overall strategy?

NRG will continue its three-pronged strategy to enhance the Company’s core generation fleet, expand retail operations and grow new green businesses. The combination actually benefits all three pillars of this strategy, significantly enhancing core generation, providing the foundation of generation needed to duplicate our successes in ERCOT with an integrated wholesale-retail model in Northeast markets, and producing increased cash flows needed to fund our new growth initiatives.

4.              What does this deal mean for NRG’s commitment to cleaner energy?

NRG remains committed to delivering the sustainable energy technologies of tomorrow and making conventional generation cleaner.

NRG and GenOn have a strong history of reducing emissions. The companies have spent about $3 billion since 2000 on environmental improvements. Through 2015, $900 million of additional environmental investments made by the combined company and strategic plant retirements will yield significant additional air emissions reductions. As part of this combination, NRG and GenOn will combine environmental expertise, experience and scale to achieve new environmental gains. Together, we are able to do more.

Providing conventional and more sustainable energy choices are linked propositions. We believe Americans will embrace sustainable energy only to the extent that energy providers can also deliver them safe, reliable and affordable energy. Being a stronger conventional generator will enable NRG to be the sustainable energy provider of choice as mainstream Americans trend toward making more sustainable energy choices.

5.              Who will lead the new combined company? What will the management and board structure of the combined company look like?

David Crane—President and CEO of NRG—will be President and CEO of the combined company and remain a director on the Board. GenOn CEO Ed Muller will be the vice chairman of the Board. NRG Chief Financial Officer Kirk Andrews and Chief Operating Officer Mauricio Gutierrez will retain their current positions, and Anne Cleary of GenOn will become Chief Integration Officer. John Ragan and Lee Davis of NRG will act as Regional Presidents of the Gulf Coast and East regions, respectively, and John Chillemi of GenOn will become President of the West Region.

The NRG Board of Directors will expand to 16 members, with 12 members from the existing NRG Board and four members joining from the GenOn Board. The combined company’s management will include NRG and GenOn representation, and additional management decisions will be announced in the weeks ahead.

6.              What impact will this have on employees?

The combination will create the need to reduce overlaps in work groups. We expect to reduce the combined company’s net headcount by about 500 employees across NRG and GenOn administrative functions and locations. We are committed to communicating frequently and openly throughout the process. We will communicate all staffing decisions by the week of Oct. 15 and hope to fill existing open positions with employees whose jobs are affected. Our primary goal in this process is to ensure we retain the right people in the right positions, and it is going to take continued evaluation led by our integration team.

7.              What will change due to the company having dual headquarters?

We are a national company with major management presences in the East, Gulf Coast and West. Now the company will be dual-headquartered, with commercial and financial headquarters in Princeton, N.J., and operational headquarters in Houston. Princeton will be the center of the company’s corporate, commercial operations and finance organization teams. Houston will be the center of the company’s technical expertise — Plant Operations, EPC, Procurement, etc. The designations make official what has already been fact in practice—that different corporate functions and businesses are centered in different regions. NRG’s Houston Pavilions location will be the combined company’s operational headquarters, and many of GenOn’s Houston employees will relocate to the Pavilions as part of the consolidation process.

8.              Will NRG and GenOn offer severance and/or outplacement assistance for employees who are laid off as a result of this transaction?

Yes, severance and outplacement assistance will be provided for employees of both companies. Please keep in mind this announcement is just the first step in a long process and we will communicate these impacts as soon as we can.

9.              Will there be any changes to NRG and GenOn employee benefits?

As GenOn is integrated into NRG’s corporate structure, current GenOn employees will transition to NRG’s competitive benefit plans. The company will continue to meet all negotiated benefit arrangements pursuant to current collective bargaining agreements for NRG and GenOn represented employees.

10.       Will any plants be closed as a result of this transaction?

We do not expect the transaction will have any significant impacts at the plants. We expect previously announced retirements and deactivations to continue on as planned.

11.       How long do you expect the regulatory review process will take and when do you expect the transaction to close?

We expect the transaction will close by the first quarter of 2013.  Approvals are needed from the shareholders of both companies, FERC, the U.S. Department of Justice (Hart-Scott-Rodino), New York Public Service Commission and Public Utility Commission of Texas. We expect to file notice in California and with the U.S. Nuclear Regulatory Commission. NRG and GenOn operate in very complementary geographies, with limited overlap, thus we do not expect any significant regulatory delay.

12.       Will either company need to end or change any existing vendor/supplier/business partner relationships because of competition, conflicts or other issues?

We are very early in the process and have made no decisions regarding our various business partners. Our relationships with our partners are extremely important to us and we are committed to working closely with them to ensure they are kept informed of any decisions.

13.       Whom should I contact if I have additional questions?

For additional questions, please email nrgcommunications@nrgenergy.com.

Forward Looking Statements

In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction.

Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness.

Additional information concerning other risk factors is contained in NRG’s and GenOn’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond NRG’s or GenOn’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and neither NRG nor GenOn undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, GenOn, the proposed transaction, the combined company or other matters and attributable to NRG or GenOn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NRG and GenOn will be submitted to the respective stockholders of NRG and GenOn for their consideration. NRG will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of NRG and GenOn that also constitutes a prospectus of NRG. NRG and GenOn will mail the joint proxy statement/prospectus to their respective stockholders. NRG and GenOn also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which NRG or GenOn may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GENON AND NRG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

NRG and GenOn to Combine TRANSACTION FACT SHEET CREATING A PLATFORM TO BECOME THE FIRST TRULY 21ST CENTURY ENERGY COMPANY DIVERSIFICATION AND SCALE The combined company will become the largest competitive power generation company in the U.S. with about 47,000 MW of fossil, nuclear, solar and wind generation capacity across the merit order with a significant presence in the Gulf Coast, Eastern and Western regions of the U.S. COMBINED COMPANY EFFICIENCIES $300 million of combination benefits, including $175 million of annual cost synergies; $25 million of annual operational efficiency synergies; and $100 million of balance sheet efficiencies. IMMEDIATELY AND SIGNIFICANTLY ACCRETIVE Immediately accretive on an EBITDA basis and substantially accretive in 2014 (the first full year of operation), to both EBITDA and free cash flow before growth investment. CREDIT METRIC ENHANCING Improved credit metrics by 2014 due to at least $1 billion of deleveraging combined with transaction synergies. PLATFORM FOR RETAIL EXPANSION Enhanced generation portfolio creates a strong platform for the combined company to expand NRG’s retail business in the mid-Atlantic and Northeast competitive markets, enabling enhanced earnings growth and stability throughout the commodity cycle. REDUCING EMISSIONS NRG and GenOn have invested over $3 billion since 2000 on environmental improvements, leading to significant emissions reductions. Together, the company will combine environmental expertise, experience and scale to achieve substantial additional environmental gains. CONTINUED CLEAN ENERGY LEADER The combined company will continue NRG’s commitment to delivering the sustainable energy technologies of tomorrow. An enhanced core generation business will allow the combined company to further invest in and grow its clean energy businesses. CAPITAL STRUCTURE Combined balance sheet efficiencies lead to a reduction in cash needs and permit the elimination of duplicative credit facilities, substantially reducing capital costs. ABOUT NRG TRANSACTION HIGHLIGHTS Company Name ++NRG Consideration ++100% stock Exchange Rate ++GenOn shareholders will receive O.1216 shares of NRG common stock in exchange for each GenOn share of common stock. Ownership ++NRG shareholders: 71% ++GenOn shareholders: 29% Combined Company Efficiencies ++$175 million of EBITDA annually in cost synergies ++$25 million of EBITDA annually from operational efficiency synergies ++$100 million annually from balance sheet efficiencies Board of Directors ++The Board will have 16 members with 12 members from the NRG Board and four from the GenOn Board. ++Chairman: Howard Cosgrove ++Vice Chairman: Edward R. Muller Management Team ++President and CEO: David Crane ++CFO: Kirk Andrews ++COO: Mauricio Gutierrez ++Chief Integration Officer: Anne Cleary Headquarters ++Princeton, NJ: Financial and commercial ++Houston, TX: Operations Expected Transaction Close ++By the first quarter 2013. ++Fortune 500 wholesale power generation company and retail electricity business based in Princeton, New Jersey. ++Diverse portfolio of power generation facilities including solar, coal, gas, wind and nuclear; the country’s largest solar power developer. ++Provides approximately 24,000 megawatts of electric generating capacity, or enough to supply nearly 20 million homes. ABOUT GENON ++One of the largest competitive generators of wholesale electricity in the U.S., based in Houston, Texas. ++Power facilities for base load, intermediate and peaking units using coal, natural gas and oil to generate electricity. ++Generation portfolio of approximately 23,000 megawatts.

ENHANCED GENERATION, FUEL AND REVENUE DIVERSITY GIGAWATTS BY REGION West 8 GWs 16% East 23 GWs 49% Gulf Coast 16 GWs 35% POWER PLANTS NRG GenOn FORWARD-LOOKING STATEMENTS In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction. Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness. Additional information concerning other risk factors is contained in NRG’s and GenOn’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Many of these risks, uncertainties and assumptions are beyond NRG’s or GenOn’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward- looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and neither NRG nor GenOn undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, GenOn, the proposed transaction, the combined company or other matters and attributable to NRG or GenOn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Additional Information And Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NRG and GenOn will be submitted to the respective stockholders of NRG and GenOn for their consideration. NRG will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of NRG and GenOn that also constitutes a prospectus of NRG. NRG and GenOn will mail the joint proxy statement/prospectus to their respective stockholders. NRG and GenOn also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which NRG or GenOn may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GENON AND NRG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. Participants In The Merger Solicitation NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Generating Electricity. Creating Value. Southeast - 6% NYISO & ISO-NE - 11% PJM 58% CAISO - 24% MISO - 1% CAISO 5,391 MW MISO 344 MW NYISO/ISO-NE 2,535 MW Southeast 1,317 MW PJM 13,083 MW Safety and Environment We recognize our responsibility for the health and welfare of our employees and the communities where we operate. Ethics and Compliance We are committed to acting with integrity and in complete compliance with all laws and regulations through the proactive identification and reduction of environmental, safety and other operational and regulatory risks. A Power Industry Leader GenOn at a Glance Headquarters: 1000 Main Street Houston, Texas 77002 (832) 357-3000 Located in 12 states Number of generating stations: 46 (owned, contracted or operated) Website: www.genon.com Mission We create value for our owners through the generation and marketing of electricity in a safe, reliable and environmentally responsible manner. Values We act with integrity. We have a relentless focus on safety. We work collaboratively and treat others with respect. We are committed to operational excellence. Electric Generating Capacity 22,670 megawatts (owned and contracted) Capacity by Fuel Type Capacity by Region Community Involvement We work closely with our neighbors and local governments, volunteering time and making charitable contributions where we live and work. Who We Are GenOn Energy, Inc. (NYSE: GEN) is one of the largest competitive generators of wholesale electricity in the United States. With power generation facilities located in key regions of the country and a generation portfolio of more than 22,000 megawatts, GenOn is helping meet the nation’s electricity needs. GenOn’s portfolio of power generation facilities includes baseload, intermediate and peaking units using coal, natural gas and oil to generate electricity. We have experienced leadership, dedicated team members, financial strength and a solid commitment to safety, the environment, operational excellence and the communities in which we operate. Where We Work Capacity by Region 7/20 /12 Oil - 6 % Natural Gas 39 % Dual Gas/Oil 24 % Coal - 31%